UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2021

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Incorporation by Reference

Exhibit 99.1 (Management’s Discussion and Analysis for the Period Ended June 30, 2021 and Condensed Consolidated Interim Financial Statements of the Company for the Three and Six Month Periods Ended June 30, 2021 and June 30, 2020) to this Report on Form 6-K is incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management’s Discussion and Analysis for the Period Ended June 30, 2021 and Condensed Consolidated Interim Financial Statements of the Company for the Three and Six Month Periods Ended June 30, 2021 and June 30, 2020
99.1	Printer Friendly Copy
99.2	CEO Certification
99.3	CFO Certification

Exhibit 99.1 (Management’s Discussion and Analysis for the Period Ended June 30, 2021 and Condensed Consolidated Interim Financial Statements of the Company for the Three and Six Month Periods Ended June 30, 2021 and June 30, 2020) to this Report on Form 6-K is incorporated by reference into this report and is hereby incorporated by reference into and as an exhibit to the registrant’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: August 5, 2021	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer